The Prudential Series Fund
For the period ended 6/30/09
File number 811-03623


SUB-ITEM 77-0

Transactions Effected Pursuant to Rule 10f-3


I.   Name of Fund:  The Prudential Series Fund - SP PIMCO High
Yield Fund

1.   Name of Issuer:  Georgia-Pacific LLC

2.   Date of Purchase:  April 30, 2009

3.   Number of Securities Purchased:  7,799,500

4.   Dollar Amount of Purchase:  $750,000,000.00

5.   Price Per Unit:  $96.16

6.   Name(s) of Underwriter(s) or Dealer(s)
      From whom purchased:  Bank of America NA

7.   Other Members of the Underwriting Syndicate
Banc of America LLC, Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Morgan Stanley, & Co, Incorporated, RBS Securities Inc., Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, BNP Paribas Securities Corp., HSBC Securities (USA) Inc., KBC Financial Products USA Inc., Mitsubishi UFJ Securities (USA), Inc., Mizuho Securities USA Inc., Scotia Capital (USA) Inc., SG Americas Securities, LLC, SunTrust Robinson Humphrey, Inc.